November 25, 2019

Chad Fischl
Chief Executive Officer
Grow Solutions Holdings, Inc.
222-111 Research Drive
Saskatoon, Canada SK S7N 3R2

       Re: Grow Solutions Holdings, Inc.
           Offering Statement on Form 1-A
           Filed October 29, 2019
           File No. 024-11107

Dear Mr. Fischl:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed October 29, 2019

Part II
Cover Page, page 1

1. Please revise the cover page to specify the disclosure format as required by Part II
      (a)(1)(ii) of Form 1-A.
Risk Factors
A reverse stock split may decrease the liquidity of the shares of our common stock, page 14

2. We note your two risk factors regarding a reverse stock split. To put this disclosure in greater context, please revise to clarify whether you have current intentions to conduct a reverse stock split.
 Chad Fischl
FirstName LastNameChadInc.
Grow Solutions Holdings, Fischl
Comapany 25, 2019
November NameGrow Solutions Holdings, Inc.
Page 2
November 25, 2019 Page 2
FirstName LastName
Relaxed Ongoing Reporting Requirements, page 29

3. We note you disclose that "[u]pon the completion of this Offering, [you] expect to elect to become a public reporting company under the Exchange Act," and thereafter publicly report on an ongoing basis as an emerging growth company. You also disclose that if you do not elect to become a public reporting company under the Exchange Act, you will be required to file annual and semiannual reports under Regulation A. However, as your offering appears to be a Tier 1 offering under Regulation A, you will not have any ongoing reporting obligations thereunder and you do not appear to be registering a class of securities under the Exchange Act. Please explain your disclosures or revise your filing to clarify that you will have no ongoing reporting requirements following this offering and that you are not currently registering your securities under the Exchange Act.
         Additionally, remove references throughout your offering circular to your company being a "public company."
Acquisition of One Love Garden Supply LLC, page 31

4. In the third paragraph on page 32, you describe that pursuant to an Amendment to your
         Articles of Incorporation filed on June 7, 2017 the Series A Preferred Stock would be forfeited and cancelled by Grow Solutions Holdings, LLC "upon the earlier of (i) the
         Company closing a financing transaction whereby it receives an investment in an amount equal to at least $3,000,000, or (ii) twenty four (24) months from the filing date of the
         Amendment in the State of Nevada (the "Holding Period"), unless such Holding Period is extended by a majority vote of the Board." We also note that you disclose that as of June
         30, 2019, Chad Fischl was the beneficial owner of 51 shares of Series A Preferred Stock, representing 100% of the company's total issued and outstanding Series A Preferred
         Stock. Please tell us whether the Series A Preferred Stock was canceled or forfeited according to the terms of the Amendment, and whether it was then later reissued. If the Series A Preferred Stock was not canceled or forfeited, please tell us what Board actions occurred to extend the Holding Period, and the current status of the Series A
         Preferred Stock under your Articles of Incorporation. We note you have not filed your
         Articles of Incorporation filed on June 7, 2017. Please ensure that you have filed as exhibits your Articles of Incorporation and Bylaws, as fully amended. Manufacturing Distribution and Marketing License and Trademark Agreement, page 35

5. Please expand your disclosure to discuss the potential conflicts of interest arising from
         Mr. Fischl's role as founder of FarmBoys, a company for whom you act as an exclusive manufacturer. In addition, prominently disclose the terms of your agreement with
         FarmBoys, including termination, cancellation, and assignment provisions, and clarify whether references throughout the filing to your proprietary technology refer to technology that you own or technology that you license from FarmBoys. Chad Fischl
FirstName LastNameChadInc.
Grow Solutions Holdings, Fischl
Comapany 25, 2019
November NameGrow Solutions Holdings, Inc.
November 25, 2019 Page 3
Page 3
FirstName LastName
Principal Stockholders, page 48

6. Please provide your beneficial ownership table as of the most recent date practicable.
         Refer to Item 12 of Part II of Form 1-A.
Condensed Consolidated Financial Statements
Note 1 - Organization and Operations
Reverse Merger and Recapitalization, page F-43

7. We note the historical financial statements provided for the two most recent annual periods and interim period thru the date of the reverse merger on March 5, 2019 are those of GRSO. As disclosed in the last two paragraphs of page F-43, the historical financial statements of GRSO before the Merger will be replaced with the historical financial statements of PRH before the Merger. Please tell us your consideration of ASC 805-40-
         45. In this regard, the historical financial statements presented would be those of PRH and include GRSO from the date of the transaction. Please note you may omit a statement of operations for PRH since there were no operations, as long as you include a footnote to the financial statements explaining any activity that occurred during those years.

        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ta Tanisha Meadows at (202) 551-3322 or Donna Di Silvio at (202)
551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Jacqueline Kaufman at (202) 551-
3797 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Andrew Coldicutt, Esq.